trader.com

Strong Revenue Growth in 2000

Accelerated EBITDA Growth on Track for 2001

Amsterdam, The Netherlands – March 28, 2001 -   Trader.com N.V. (NASDAQ: TRDR; Paris Premier Marché – 5729) a global leader in classified advertising, reports its year end 2000 results showing strong print revenue growth, rapid growth in the online distribution channel and confirms guidance for accelerated EBITDA growth in 2001.

Revenues Grew a Significant 32% in 2000
- Consolidated revenues grew 32%, or €89.6 million, from €283.3 million to €372.9 million.

- Print revenue had strong growth of 27%, from €280.4 million to €355.7 million, due to the expansion of our professional customer base and expanded geographic coverage.

- Online revenues increased six times from €2.9 million to €17.2 million due to the successful deployment of online professional solutions ("Power Pages") and growth in listing fees.

Results Affected by Online Investment and Restructuring Charges
- Print EBITDA grew 6% to €74.1 million before restructuring charges. Due to online development costs, online EBITDA decreased from a negative €11.3 million in 1999 to a negative €73.3 million in 2000 before restructuring charges.

- A restructuring programme of €25.4 million implemented in the fourth quarter of 2000 is expected to generate €18 million in EBITDA savings annually.

- Net results for U.S. GAAP decreased from a loss of €72.1 million in 1999 to a loss of €172.1 million in 2000 primarily driven by the investment in our online channel and restructuring charges.

Capital Structure Strengthened in 2000
- Shareholder's equity grew from a negative €3.3 million, before our IPO, to a positive €465.0 million.

- Net debt decreased from €458 million to €149 million.

- The company had €130 million of cash and un-drawn credit facilities at the end of December 2000. The company anticipates no new external funding requirements in 2001, excluding acquisitions.

Accelerated EBITDA Growth on track for 2001 – EBITDA Expected to Reach €50 million in 2001
- The company expects double-digit revenue growth for the full year.

- Confirmation of consolidated EBITDA guidance of €50 million for 2001.

2000 Operational Highlights

- The number of print publications grew 20% from 235 to 282, and annual circulation grew 31% from approximately 130 million to approximately 170 million copies.

- Unique classified ad listings grew approximately 14% from 14 million to 16 million advertisements annually.

- Strong local brands generated a 400% increase in page view traffic from 27 million in the month of December 1999 to 135 million in the month of December 2000.

- The Company made significant acquisitions in 2000 in Canada, Australia, Spain and the Netherlands.

John MacBain, President and CEO, commented, *"We are encouraged with our results since we achieved both strong print and online revenue growth. As a result of our recently announced restructuring actions, we expect consolidated EBITDA in 2001 to grow significantly due to the reduction of our cost structure and the continued momentum of our revenue growth. We are on track for the year and therefore confirm our guidance for the remainder of 2001".*

Year 2000 Summary Results

(€in millions, except per share amounts)			% of Total	Annual % Change	
Financial	**1999**	**2000**		**Total**	**Organic**
Revenues					
Print	€280.4	€355.7	95%	27%	15%
Online	2.9	17.2	5%	493%	412%
Total revenue	283.3	372.9	100%	32%	19%
EBITDA					
Print	70.2	74.1		.	
Online	(11.3)	(73.3)			
Total EBITDA	58.9	0.8[(1)]			
Net Loss - U.S. GAAP	(72.1)	(172.1)			
Net Loss - French GAAP	(48.0)	(134.8)			
EPS - U.S. GAAP	(4.80)	(4.00)			
Operational					
No. of Publications	235	282		20%	
Annual Circulation (millions)	130	170		31%	
No. Unique Classified ads published annually (millions)	14	16		14%	
No. of Web sites	41	52		27%	
Monthly Page Views (millions) [(2)]	27	135		400%	

Note:
[(1)] EBITDA before €10.7 million in 2000 restructuring charges
[(2)] Last month of period

.

Please see the attachments to this press release for the following:

- Financial Review
- Condensed Combined and Consolidated Balance Sheets
- Condensed Combined and Consolidated Statement of Operations

www.trader.com

- ➢ 282 publications in 20 countries as of December 2000
- ➢ More than 8 million readers per week in 2000
- ➢ 16 million unique advertisements in 2000
- ➢ 52 web sites with 135 million page views per month in December 2000
- ➢ Listed on the NASDAQ (symbol: TRDR) and Premier Marché/First Market of the Paris Stock Exchange (SICOVAM: 5729 and Reuters: TRD)

Forward Looking Statements

Certain statements in this press release may be considered to be "forward looking statements" as that term is defined in The United States' Private Securities Litigation Reform Act of 1995, such as statements that include the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "guidance", "project", "outlook", or similar expressions including statements regarding the adequacy of our cash flows, expected cash flows, expected future growth and expected future financial results, EBITDA savings and margins, revenue growth and capacity under our credit facility. Such statements are not promises or guarantees, and are subject to risks and uncertainties which could cause actual results to differ materially from those suggested by any such statements. Those factors include, but are not limited to, the preliminary nature of the information disclosed in this press release as well as those discussed or identified in our initial public offering prospectus and 1999 Form 20-F, which were filed with the United States Securities and Exchange Commission, including risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, political and economic conditions of the countries in which we operate including Russia, the currencies in which we do business, our dependence on our management team, our workforce requirements, our content, our brands, our dependence on advertising including print and online advertising, our ability to expand our online business, the limited history of our online business, our online strategy and execution of it and the expenditures required to implement it, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions. These statements are made as of the date hereof. We disclaim any obligation to update or supplement the information in this press release due to changed circumstances.

Public Relations & Investor Relations Contact Information

Trader.com N.V.
Peter Rees
Vice President - Marketing
Tel: +33 1 5334 5099
Fax: +33 1 5334 5097
peter.rees@trader.com

Gavin Anderson
(Paris)
Fabrice Baron
Tel: +33 1 5383 9316
Fax: +33 1 5383 9323
Fbaron@gavinanderson.fr

(New York)
Aude Thibaut de Maisieres
Tel: +1 212 515 1995
Fax: +1 212 515 1959
athibaut@gavinanderson.com

Image 7 (Paris)
French Public Relations
Marie-Charlotte Czerny
Tel: +33 1 5370 7458
Fax: +33 1 5370 7460
mcc@image7.fr

(London)
Graham Prince
Tel: +44 20 7456 1469
Fax: +44 20 7457 2330
Gprince@gavinanderson.co.uk

For any other information please login to www.trader.com/investor/ for investor relations information.

2000 Financial Review

Revenues

Revenues for the year ended December 31, 2000 increased €89.6 million, or 32%, to €372.9 million from €283.3 million for the year ended December 31, 1999. This includes an increase of 19% for organic growth, or €53.8 million. The 19% increase in organic growth includes a benefit of 6% related to favorable exchange effects. The remainder of the increase (€35.8 million) is related to acquisitions.

The increase in our consolidated revenues resulted from an increase in print revenues of €75.3 million, or 27% versus 1999 and a growth in online revenues of €14.3 million from €2.9 million to €17.2 million.

The print revenue increase of €75.3 million reflects growth in:
- Classified ads – private of €5.3 million (up 13%),
- Classified ads – professional of €14.7 million (up 42%),
- Display advertisements of €33.6 million (up 30%),
- Circulation revenue of €14.3 million (up 17%)
- Services and other revenue of €7.4 million (up 78%).

Components of online revenue for the year ended December 31, 2000 include revenues from listing fees of €8.3 million, professional solutions (" Power Pages") of €4.0 million, banner advertisement of €3.7 million and services and other revenue of €1.2 million.

The increase from acquisitions was due primarily to increases of €16.3 million for Canada, €3.0 million for Australia and €7.0 million for newly integrated operations in Russia.

Online Channel Development

The Company has invested significantly in online development in 2000 in the areas of sales, marketing and technology to prepare for rapid growth in this distribution channel. These online development costs have been accounted for primarily as cost of revenues (€29.5 million in 2000) and selling, general and administrative costs (€68.0 million in 2000, including €7.1 million in restructuring costs). We have also spent approximately €40 million in capital expenditures related to the Internet in 2000.

Through our recently announced restructuring actions, including the integration of our print and online sales forces, and the continued growth in our online revenues, we expect to report significant improvement in our online results in 2001.

Our online development activities have resulted in new online product offerings including "Make Me An Offer". This service has been launched in Canada on *www.BuySell.Com* and offers customers an alternative to fixed price classified ads and auctions. The seller advertises his item with the logo "Make Me An Offer" attached. Buyers are enticed to bid for the item and, for a fee, the seller is able to complete the transaction.

Professional Solutions ("Power Pages") are online virtual showrooms that are sold to our professional customers along with listings in our print publications. This multiple media offer increases overall sales efficiency for car dealers and real estate agents. The bundled print and online package gives access to a broader audience and provides our professional customers the tools for price optimisation and improved stock rotation.

We are deploying online auction functionality on our major websites. For example, this concept has been successfully tested in the real estate sector in Spain. *Segundamano* has partnered with a leading Spanish real estate company to offer auctions that bring together the expertise of a leading auction house with the national reach of *www.segundamano.es*.

Actions Implemented in Q4 2000 to Accelerate EBITDA Growth

In January 2001, the Company announced actions to accelerate EBITDA growth that comprises an enhanced focus on two core segments: vehicles and real estate, the acceleration of our e-business transformation and a significant reduction in our cost structure. The Company will leverage its leadership in the used automobile and real estate segments of the classified and display advertising industry and integrate its print and online sales forces.

The Company has also implemented a cost reduction program, reducing employee headcount by 275 people as of December 31, 2000, closing certain non-core websites and consolidating facilities. We expect this cost reduction programme to generate EBITDA savings of approximately €18 million annually. As a result, we have recorded a restructuring charge in 2000 of €25.4 million. Of this amount, €10.7 million is for employee redundancy costs and has reduced consolidated EBITDA, €1.0 million relates to the consolidation of facilities and €13.7 million is for the write-down of capitalized software costs for non-core websites.

EBITDA

Our overall EBITDA in 2000 has decreased from €58.9 million in 1999 to a negative €9.9 million in 2000, including a restructuring charge of €10.7 million related primarily to employee redundancy costs. Before restructuring costs, our consolidated EBITDA was a slightly positive €0.8 million. This includes EBITDA from our print business of €74.1 million, an increase of €3.9 million versus 1999, offset by EBITDA losses from our online activities of €73.3 million, an increase of €62.0 million from 1999.

The increase in print EBITDA before restructuring charges includes growth in Russia and the newly independent countries of €5.5 million, Canada of €4.3 million, Spain of €2.2 million and Italy of €1.0 million, offset by decreases in Argentina of €1.8 million, Brazil of €1.6 million and France of €1.4 million.

Net Results

The Company's net loss under U.S. GAAP has increased from €72.1 million in 1999 to €172.1 million in 2000. The increase was driven primarily by the increase in online losses of €62.0 million, the restructuring charges of €25.4 million, the increase in depreciation and amortization of €26.0 million and the increase in non-cash compensation expense of €12.0 million. The increase in net loss was offset by a decrease in interest and financing fees of €18.2 million, the improvement in our print operations of €3.9 million, and the reduction in taxes of €2.9 million. French GAAP net loss increased from €48.0 million in 1999 to €134.8 million in 2000.

Liquidity and Capital

Shareholder's equity grew from a negative €3.3 million, before our IPO, to a positive €465.0 million, and total debt decreased from €481 million to €168 million.

The Company's net debt decreased from €458 million as of the end of 1999 to €149 million as of the end of 2000 reflecting the payment of borrowings subsequent to the Initial Public Offering in April 2000. Trader.com had approximately €111 million available under its credit agreement for use in acquisitions and for funding its online activities as of year end.

TRADER.COM N.V.
Condensed Combined and Consolidated Balance Sheets
(euros in Thousands)

	Combined **December 31, 1999**	Consolidated **December 31, 2000**
ASSETS		
Current assets:		
Cash and cash equivalents	€23,412	€19,231
Accounts receivable, less allowances of €5,619 (1999) and €8,021 (2000), respectively	31,096	44,080
Other receivables	7,987	18,846
Deposits and prepaid expenses	3,780	17,540
Other current assets	5,112	11,960
Total current assets	71,387	111,657
Property, plant and equipment, net	37,814	59,379
Goodwill and other intangibles	529,835	617,379
Other non-current assets	39,842	36,187
Total assets	€678,878	€824,602
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	42,598	37,868
Social and fiscal liabilities	13,449	30,086
Accrued liabilities	10,527	21,980
Income taxes payable	16,107	11,220
Accrued compensation	23,913	-
Current portion of long-term debt	16,132	1,667
Other liabilities	6,614	7,600
Total current liabilities	129,340	110,421
Long-term liabilities:		
Due to shareholders	206,101	-
Long-term debt, net of current portion	259,103	160,769
Deferred income taxes	69,276	72,712
Other long term liabilities	-	7,796
Total liabilities	663,820	351,698
Minority interest	8,799	7,879
Redeemable preferred shares Class B	2,772	-
Redeemable preferred shares Class A	6,798	-
Total redeemable preferred shares	9,570	-
Shareholders' equity (deficit):		
Capital shares	4,130	105,412
Additional paid-in capital	266,336	960,337
Deferred compensation expense	(36,437)	(28,218)
Accumulated deficit	(251,014)	(580,898)
Accumulated other comprehensive income	13,674	8,392
Total shareholders' equity (deficit)	(3,311)	465,025
Total liabilities and shareholders' equity (deficit)	€678,878	€824,602

TRADER.COM N.V.
Condensed Combined and Consolidated Statements of Operations
(euros in thousands, except per share amounts)

	Combined December 31, 1999	*Consolidated* December 31, 2000
Revenues	€283,310	€372,894
Operating costs and expenses:		
Cost of revenues	140,457	213,346
Selling, general and administrative	84,333	169,520
Depreciation and amortization	35,579	61,649
Non-cash compensation expense	40,079	52,078
Write-down of impaired assets	549	14,735
	300,997	511,328
Operating profit (loss)	(17,687)	(138,434)
Other (income) and expenses:		
Interest and financing fees	41,327	23,051
Foreign exchange (gain) loss and other	(579)	2,103
	40,748	25,154
Earnings (loss) before income taxes and minority interest	(58,435)	(163,588)
Income tax provision, net	9,443	6,490
Loss before minority interest	(67,878)	(170,078)
Minority interest	4,217	2,055
Net loss – U.S. GAAP	€(72,095)	€(172,133)
Net loss – French GAAP	€(48,037)	€(134,827)
Net loss per common share – U.S. GAAP	€(4.80)	€(4.00)